UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

  (Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from       to

Commission file number 001-31368

  A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

SANOFI PASTEUR INC. 401(k) PLAN

One Discovery Drive

Swiftwater, PA 18370

  B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI-AVENTIS

174  avenue de France

Paris 75013, France

Exhibit Index is at Page 15

SANOFI PASTEUR INC. 401(k) PLAN

FINANCIAL STATEMENTS

 FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

SANOFI PASTEUR INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Health, Welfare and Retirement Plan Administrative Committee

Sanofi Pasteur Inc.

We have audited the accompanying statements of net assets available for benefits of Sanofi Pasteur Inc. 401(k) Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sanofi Pasteur Inc. 401(k) Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania

June 23, 2008

SANOFI PASTEUR INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	AS OF DECEMBER 31,

	2007	2006
ASSETS

INVESTMENTS
At Fair Value:
Shares of registered investment companies:
Fidelity Contrafund	$52,031,256	$42,027,668
Fidelity Diversified International	34,504,881	26,440,551
Fidelity Magellan Fund	33,092,477	29,553,183
AF Growth of America Fund	25,372,560	—
Davis NY Venture Fund	25,076,112	—
Fidelity Freedom Funds	21,626,481	—
Fidelity Puritan Fund	20,237,945	19,516,227
Fidelity Low Priced Stock Fund	19,931,352	21,691,898
Fidelity Investment Grade Bond Fund	13,601,452	13,253,879
Vanguard Midcap Growth Fund	8,281,669	4,203,262
Sanofi-Aventis ADR Stock Fund	6,764,620	6,608,497
Van Kampen Growth and Income Fund	6,374,752	5,153,943
ABF Small Cap Value Fund	6,125,278	5,387,806
Spartan US Equity Index Fund	3,694,838	2,434,794
Spartan International Index Fund	1,739,468	—
Fidelity US Bond Index Fund	1,454,855	—
Royce Value Plus Fund	1,210,533	—
Brokerage Link Fund	602,138	—
Spartan Extended Market Index Fund	530,941	—
FMTC Institutional Money Market	417,714	411,446
Fidelity Growth & Income Portfolio	—	26,595,537
Fidelity Blue Chip Growth Fund	—	25,633,523
Fidelity Retirement Money Market Portfolio	—	14,924,433

Common and Commingled Trust Funds:
SEI Stable Value Fund	17,126,339	—
Fidelity Managed Income Portfolio	7,640,075	9,528,428

Loans to participants	5,585,079	4,674,842

TOTAL INVESTMENTS	313,022,815	258,039,917

RECEIVABLES
Employer’s contribution	867,813	873,085
Other receivables	1,550	1,502

TOTAL RECEIVABLES	869,363	874,587

TOTAL ASSETS	313,892,178	258,914,504

LIABILITIES
Other liabilities	62,800	—

TOTAL LIABILITIES	62,800	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	313,829,378	258,914,504

Adjustment from fair value to contract value for fully benefit-responsive investment contract	524,706	95,767

NET ASSETS AVAILABLE FOR BENEFITS	$314,354,084	$259,010,271

The accompanying Notes are an integral part of these statements.

SANOFI PASTEUR INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	FOR THE YEARS ENDED DECEMBER 31,
	2007	2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income:
Net appreciation (depreciation) in fair value of investments	$5,769,659	$(297,403)
Interest and dividends	20,360,655	23,963,492
	26,130,314	23,666,089
Less: Investment expenses	(5,225)	(4,159)
Total Investment Income	26,125,089	23,661,930

Loans to participants activity:
Interest earnings	463,370	340,080

Contributions:
Employer’s	17,351,788	15,539,956
Participants’	24,129,079	18,407,242

Total Contributions and
Participant Loan Activity	41,944,237	34,287,278

TOTAL ADDITIONS	68,069,326	57,949,208

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	(12,725,513)	(14,694,910)

TOTAL DEDUCTIONS	(12,725,513)	(14,694,910)

NET INCREASE	55,343,813	43,254,298

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	259,010,271	215,755,973

End of Year	$314,354,084	$259,010,271

The accompanying Notes are an integral part of these statements.

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE A – Description of Plan

                                                              The following description of Sanofi Pasteur Inc. 401(k) Plan (The “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. As a result of the merger between Sanofi-Synthelabo and Aventis effective August 20, 2004, Aventis Pasteur Inc. became part of the Sanofi-Aventis group. Subsequently, in January 2005, Aventis Pasteur Inc. changed its name to Sanofi Pasteur Inc.

                                                              General - The Plan is a defined contribution plan covering all full-time employees of the Company as of January 1, 1985.  Each future employee shall be eligible to become a participant as of his or her hire date.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                                                              Automatic Enrollment – New participants on or after December 1, 2007 will be automatically enrolled in the Plan at a contribution rate of 3% of eligible compensation into the Fidelity Freedom fund relevant to his or her age.  Participants can opt out of this enrollment any time.

                                                              Employee Contributions – For the Plan year beginning on or after January 1, 2006, each active participant may defer from his or her salary an amount up to 30% of his or her compensation for the contribution period.  Participants can withhold up to the annual IRS maximum ($15,500 for 2007).

                                                              Employer Matching Contributions - For the Plan year beginning on or after January 1, 2006, the Employer will make an employee matching contribution in an amount equal to 100% for participants with less than 3 years of service, 125% for participants with 3 or more but less than 7 years of service, and 150% for participant with 7 years or more of service by which the participant defers his or her compensation in amounts up to 6%. Participants employed on December 31, 2005 shall be credited five additional years of service only for purposes of determining the match percentage.

                                                              The participant may also make voluntary non-deductible employee contributions.  The employer does not make any matching contributions on these contributions.

                                                              Forfeitures of the Plan may be used to pay the administrative expenses of the Plan and/or to reduce the amount of contributions which are to be made by the Employer.  Otherwise all administrative expenses of the Plan are absorbed by the Plan sponsor.

                                                              At December 31, 2007 and 2006, forfeited nonvested accounts totaled $2,842,957 and $2,312,583, respectively.  In 2007 and 2006, no forfeitures were used to pay Plan administrative expenses or to reduce the amount of Employer contributions.

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE A – Description of Plan - continued

                                                              The salary deferral contributions, the non-deductible employee contributions, and the employer contributions shall be credited to the participant’s account of each participant for whom such contributions are made in accordance with the provisions of the Plan.

                                                              In addition, the Plan administrator may receive on behalf of an employee the entire amount of any distribution from an employee plan which is attributable to voluntary employee contributions which were eligible for a tax deduction under Internal Revenue Code Section 219, provided that such assets to be transferred are in no way attributable to contributions made while a key employee is in a top heavy plan.

                                                              Participant Accounts - A participant’s account shall be maintained on behalf of each participant until such account is used to provide an annuity, or distribution in accordance with the future terms of this Plan.

                                                              Vesting Percentage - For the Plan year beginning on or after January 1, 2006, the term vesting percentage means the participant’s non-forfeitable interest in employer matching contributions credited to his or her account that are not designated as 401(k) contributions, plus earnings thereon.

                                                              If a participant is employed on or after January 1, 2006 and the participant’s severance date occurs before age 65 for any reason other than total disability or death, and is on or after January 1, 2006, then his or her vested interest in his or her matching contributions will be determined accordingly:

Years of Service	Vesting Percentage

Less than 3	0%
After 3 or more years	100%

                                                              If a participant is employed on December 31, 2005 and has a severance date on or after January 1, 2006, his or her vested interest in his or her matching contributions will be determined accordingly:

Years of Service	Vesting Percentage

Less than 1 year	0%
After 1 year but less than 2	20%
After 2 years but less than 3	40%
After 3 or more years	100%

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE A – Description of Plan - continued

                                                              Investment Options - Upon enrollment in the Plan an employee may direct employee contributions in 1% increments in the following investment options:

ABF Small Cap Value Fund
AF Growth of America Fund
Brokerage Link Fund
Davis NY Venture Fund
Fidelity Contrafund
Fidelity Diversified International
Fidelity Freedom Funds
Fidelity Investment Grade Bond Fund
Fidelity Low Priced Stock Fund
Fidelity Magellan Fund
Fidelity Managed Income Portfolio
Fidelity Puritan Fund
Fidelity US Bond Index Fund
Royce Value Plus Fund
Sanofi-Aventis ADR Stock Fund
SEI Stable Value Fund
Spartan Extended Market Index Fund
Spartan International Index Fund
Spartan US Equity Index Fund
Vanguard MidCap Growth Fund
Van Kampen Growth and Income Fund

                                                              Participants may change their investment option at any time.

                                                              Payment of Benefits - The payment of benefits under this Plan to the participant shall begin not later than the 60th day after the close of the Plan year in which the later of (a), (b) or (c) occurs.

(a)	The date on which the participant attains his or her normal retirement age or
(b)	The date on which occurs the tenth anniversary of the year in which the participant commenced participation in the Plan or
(c)	The date on which the participant terminates his service (including termination, death or disability) with the employer.

                                                              Forfeitures - Any forfeiture shall be credited to the Forfeiture Account upon the occurrence of a single one year break in service following the participant’s termination of employment.

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE A – Description of Plan - continued

                                                              Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  Loan terms range from one to five years or up to ten years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus two percent.  Principal and interest are paid ratably through monthly payroll deductions.

NOTE B – Summary of Significant Accounting Policies

                                                              Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

                                                              Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

                                                              Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. The fair value of the guaranteed investment contracts are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE B – Summary of Significant Accounting Policies - continued

                                                              Cash and Cash Equivalents - The Plan considers all highly liquid accounts with an original maturity of three months or less as cash and cash equivalents.

                                                              Payment of Benefits - Benefits are recorded when paid.

NOTE C – Investments

                                                              The following presents investments at December 31, 2007 and 2006 that represent 5% or more of the Plan’s assets.

	2007	2006

Fidelity Contrafund	$52,031,256	$42,027,668
Fidelity Diversified International	34,504,881	26,440,551
Fidelity Magellan Fund	33,092,477	29,553,183
AF Growth of America Fund	25,372,560	—
Davis NY Venture Fund	25,076,112	—
Fidelity Freedom Funds	21,626,481	—
Fidelity Puritan Fund	20,237,945	19,516,227
Fidelity Low Priced Stock Fund	19,931,352	21,691,898
SEI Stable Value Fund	17,568,016	—
Fidelity Growth Income Portfolio	—	26,595,537
Fidelity Blue Chip Growth Fund	—	25,633,523
Fidelity Retirement Money Market Portfolio	—	14,924,433
Fidelity Investment Grade Bond Fund	—	13,253,879

                                                              During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006

Mutual Funds	$5,769,659	$(297,403)

                                                              The Plan holds investments in the Fidelity Managed Income Portfolio and the SEI Stable Value Fund (collectively, the “Funds”). The Funds invest in underlying assets and enter into wrapper contracts issued by third-parties. The Funds seek to minimize exposure to credit risk by diversification of the wrap contracts across an approved group of issuers. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. For purposes of the benefit responsive withdrawals, investments in wrap contracts are valued at contract value, which could be more or less than fair value. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE C – Investments - continued

                                                              Wrap contracts accrue interest using a formula called the “crediting rate”. The crediting rate is the discount rate that equates that estimated future market value with a portfolio’s current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%. The crediting rate may be affected by many factors, including purchase and redemptions by unit-holders. The impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets at the time of those transactions. Generally, the market value of underlying assets will tend to be higher than book value after interest rates have fallen due to higher bond prices. Conversely, the market value of underlying assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

                                                              The crediting interest rates and average yields on these contracts are as follows:

	2007	2006

Fidelity Managed Income Portfolio:
Crediting interest rate	4.40%	4.27%
Average yield	4.82%	4.84%

SEI Stable Value Fund:
Crediting interest rate	4.44%	—
Average yield	5.84%	—

                                                              Certain separate account contracts in the SEI Stable Value Fund permit the Trust or the issuer to elect to terminate the contract, with the Trust having the right to elect to receive either market value or book value payable at the end of the quarter five years after the effective date of the termination. In addition, if the Trust defaults on its obligations under the separate account agreement, the issuer may terminate the agreement and the Trust will receive market value.

                                                              A wrap issuer in the Fidelity Managed Income Portfolio may terminate a wrap contract for cause at any time. In the event that the market value of the Portfolio’s covered assets is below contract value at the time of such termination, the Portfolio may elect to keep the wrap contract in place until such time as the market value of the Portfolio’s covered assets is equal to contract value. A wrap issuer may also terminate a wrap contract if the Portfolio’s investment management authorities over the Portfolio are limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the Portfolio’s covered assets is below contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the Portfolio.

- continued -

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE C – Investments - continued

                                                              The contracts are included in the statements of net assets available for benefits at fair value.  The adjustment from fair value to contract value for the investment contracts are based on the contract values reported to the Plan by Fidelity Management Trust Company and SEI Trust Company.

                                                              Investments subject the Plan to concentrations of market risk. Future changes in market value may potentially make the investments less valuable.

NOTE D – Plan Termination

                                                              Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE E – Tax Status

                                                              The Plan obtained its latest determination letter on December 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the plan administrator and plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE F – Party-in-Interest Transactions

                                                              The Plan has funds invested with Fidelity Investments Institutional Operations Company, Inc., which is affiliated with Fidelity Management Trust Company.  Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore these transactions qualify as party-in-interest.  In addition, the Plan has assets invested in a stock fund consisting of common stock of the Company’s parent and, therefore these transactions qualify as party-in-interest.

SANOFI PASTEUR INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE G – Reconciliation of Financial Statements to Form 5500

                                                              The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2007	2006

Net assets available for benefits per the financial statements	$314,354,084	$259,010,271

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(524,706)	(95,767)

Net assets available for benefits per Schedule H to the Form 5500	$313,829,378	$258,914,504

NOTE H – Recent Accounting Pronouncements

                                                              In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS #157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, expands disclosures about fair value measurements, and is effective for financial statements with plan years beginning after November 15, 2007. The adoption of this new accounting standard is not expected to have a significant effect on the Plan.

                                                              On February 15, 2007 the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investment otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of this new accounting standard is not expected to have a significant effect on the Plan.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SANOFI PASTEUR INC. 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

PLAN EIN:  98-0033013

PLAN NO:  002

		DESCRIPTION OF INVESTMENT
	IDENTITY OF ISSUE,	INCLUDING MATURITY DATE
	BORROWER, LESSOR OR	RATE OF INTEREST, COLLATERAL,		CURRENT
(a)	SIMILAR PARTY (b)	PAR OR MATURITY VALUE (c)	COST (d)	VALUE (e)

*	Fidelity Contrafund	Mutual Fund	Not Determined	$52,031,256
*	Fidelity Diversified International	Mutual Fund	Not Determined	34,504,881
*	Fidelity Magellan Fund	Mutual Fund	Not Determined	33,092,477
	AF Growth of America Fund	Mutual Fund	Not Determined	25,372,560
	Davis NY Venture Fund	Mutual Fund	Not Determined	25,076,112
*	Fidelity Freedom Funds	Mutual Fund	Not Determined	21,626,481
*	Fidelity Puritan Fund	Mutual Fund	Not Determined	20,237,945
*	Fidelity Low Priced Stock Fund	Mutual Fund	Not Determined	19,931,352
	SEI Stable Value Fund	Mutual Fund	Not Determined	17,126,339
*	Fidelity Investment Grade Bond Fund	Mutual Fund	Not Determined	13,601,452
	Vanguard Midcap Growth Fund	Mutual Fund	Not Determined	8,281,669
*	Fidelity Managed Income Portfolio	Mutual Fund	Not Determined	7,640,075
*	Sanofi-Aventis ADR Stock Fund	Mutual Fund	Not Determined	6,764,620
	Van Kampen Growth and Income Fund	Mutual Fund	Not Determined	6,374,752
	ABF Small Cap Value Fund	Mutual Fund	Not Determined	6,125,278
	Spartan US Equity Index Fund	Mutual Fund	Not Determined	3,694,838
	Spartan International Index Fund	Mutual Fund	Not Determined	1,739,468
*	Fidelity US Bond Index Fund	Mutual Fund	Not Determined	1,454,855
	Royce Value Plus Fund	Mutual Fund	Not Determined	1,210,533
	Brokerage Link Fund	Mutual Fund	Not Determined	602,138
	Spartan Extended Market Index Fund	Mutual Fund	Not Determined	530,941
*	FMTC Institutional Money Market	Mutual Fund	Not Determined	417,714
	Participant Loans	6.00%-10.25%	0	5,585,079

	TOTAL			$313,022,815

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANOFI PASTEUR INC. 401(k) PLAN

Date: June 23, 2008	By:	/s/ Brian P. McKenna
For the Sanofi Pasteur Inc. 401(k) Plan
Committee, Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit

(1)	Consent of Independent Accountants